Exhibit 99.3

CORPBANCA AND SUBSIDIARIES

As of April 30, 2010

The following interim financial information of CorpBanca as of April 30, 2010 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)

MCh$
Total loans	5,206,353
Total assets	6,786,066

Current accounts and demand deposits	546,458
Time deposits and savings accounts	3,613,293
Borrowings from financial institutions	363,310
Debt issued	754,414

Equity	491,629

Condensed Consolidated Statement of Income (unaudited)

MCh$
Total operating revenue	107,915
Provisions for loan losses	(20,128)
Operating expenses	(45,354)

Operating income	42,433
Income attributable to investments in other companies	189

Income before taxes	42,622
Income taxes	(6,974)

Net income for the period	35,648

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Jaime Del Solar Honorato	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer